Exhibit (p)(25)

STERLING GLOBAL STRATEGIES LLC

CODE OF ETHICS

INTRODUCTION

Fiduciary Duty. This Code of Ethics is based on the principle that all Advisory Representatives and certain other persons of Sterling Global Strategies LLC (“SGS”) have a fiduciary duty to place the interest of Clients ahead of their own and SGS’ interests. This Code of Ethics applies to all “Access Persons” (as defined below). Access Persons must avoid activities, interests, and relationships that might interfere with making decisions in the best interests of SGS’ Advisory Clients. All Access Persons are expected to abide by the spirit of the Code and the principles articulated herein.

For purposes of this policy, the following words shall mean:

“Access Persons” means all employees, directors, officers, partners or members of SGS, as the case may be, who (i) have access to nonpublic information regarding Advisory Clients’ purchases or sales of securities, (ii) are involved in making securities recommendations to Advisory Clients or (iii) have access to nonpublic recommendations or portfolio holdings of Clients (iv) all of SGS’ directors, officers, members and Advisory Representatives. Client services personnel who regularly communicate with Advisory Clients also may be deemed to be Access Persons.

“Advisory Client” means any person or entity for which SGS serves as an investment adviser for, renders investment advice to or makes investment decisions for.

“Code” means this Code of Ethics as supplemented by other policies and procedures contained in SGS’ Compliance Manual.

“Reportable Securities” means all securities in which an Access Person has a beneficial interest except: (i) U.S. Government securities, (ii) money market instruments (e.g., bankers’ acceptances, bank certificates of deposit, commercial paper, repurchase agreements and other high quality short-term debt instruments), (iii) shares of money market funds, (iv) shares and holdings in open-end mutual funds (except affiliated mutual funds) and (iv) units of a unit investment trust (except affiliated unit investment trusts).

FIDUCIARY RESPONSIBILITIES

As a fiduciary under the Adviser’s Act, SGS recognizes:

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It has an affirmative duty of utmost good faith to act solely in the best interests of the Client and to make full and fair disclosure of all material facts, particularly where our interests may conflict with the Clients;

•	The duty to render disinterested and impartial advice;
•	The duty to make suitable recommendations to Clients in light of their needs, financial circumstances and investment objectives;
•	The duty to exercise a high degree of care to ensure that adequate and accurate representations and other information about securities are presented to Clients; and
•	The duty to have an adequate basis in fact for our recommendations, representations, and projections.

PROHIBITIONS

SGS has established the following restrictions in order to ensure its fiduciary responsibilities:

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SGS emphasizes the unrestricted right of the Client to specify investment objectives, guidelines, and/or conditions on the overall management of their account. SGS’ standard investment process begins with reviewing applicable state statutes, investment policy, and permitted investment language provided by the Client.

•	Associated persons or their immediate family members shall not buy or sell securities for their personal

Exhibit (p)(25)

portfolio(s) where their decision is derived in whole or in part, by reason of the associated person’s employment, unless the information is also available to the investing public on reasonable inquiry. No associated person of the Firm shall prefer his or her own interest to that of the advisory Client.

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SGS and its employees generally may not participate in private placements, initial public offerings (IPOs), limited offerings, and thinly traded securities (with average daily volume below 100,000 shares per day) without pre-clearance from the Firm’s CCO.

•	Moreover, if the security is a thinly traded security investment personnel may be subject to a blackout period from trading in such securities.
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SGS or individuals associated with the Firm may buy or sell for their personal accounts investment products identical to those recommended to Clients. Employees may trade at the same time as client accounts only when consistent with our duty to obtain best execution. It is the expressed policy of SGS that no person employed by SGS may buy or sell for their own accounts the same securities they recommend to clients unless included in a block trade (which is allocated equally as to price among block trade participants).

•	The Firm requires that all individuals must act in accordance with all applicable federal and state regulations governing registered investment advisory practices.
•	Records will be maintained of all securities bought or sold by the Firm, associated persons of the Firm, and related entities. The CCO will review these records on a regular basis.
•	Any individual not in observance of the above may be subject to termination.

OTHER LEGAL AND REGULATORY MATTERS

Confidentiality. Access Persons are prohibited from revealing information relating to the investment intentions, activities or portfolios of Advisory Clients except to persons whose responsibilities require knowledge of the information.

Gifts. The following provisions on gifts apply to Access Persons:

1.

Accepting Gifts. On occasion, because of their position with SGS, Access Persons may be offered or may receive without notice, gifts from Clients, brokers, vendors or other persons. Acceptance of extraordinary or extravagant gifts is prohibited. Any such gifts must be declined and returned in order to protect the reputation and integrity of SGS. Gifts of nominal value (i.e., a gift whose reasonable value, alone or in the aggregate, is generally not more than $100 in any twelve month period), customary business meals, entertainment (e.g., sporting events), and promotional items (i.e., pens, mugs, T-shirts) may be accepted. All gifts received by an Access Person that might violate this Code must be promptly reported to SGS’ CCO.

2.	Solicitation of gifts. Access Persons are prohibited from soliciting gifts of any size under any circumstances.

3.

Giving gifts. Access Persons generally may not give any gift with a value in excess of $100 (per year) to an Advisory Client or persons who do business with, regulate, advise or render professional services to SGS.

4.

Gift & Gratuities Log. A Gift and Gratuities Log shall be maintained by the CCO recording all gifts given and received. The Gift and Gratuities Log should record the following: Date, Received or given, Client/Customer Name, Type of gift, Name of employee, and Value of gift.

Company Opportunities. Access Persons may not take personal advantage of any opportunity properly belonging to any Advisory Client or SGS. This includes, but is not limited to, acquiring Reportable Securities for one’s own account that would otherwise be acquired for an Advisory Client.

Undue Influence. Access Persons shall not cause or attempt to cause any Advisory Client to purchase, sell or hold any security in a manner calculated to create any personal benefit to such Access Person. If an Access Person stands to materially benefit from an investment decision for an Advisory Client that the Access Person is recommending or participating in, the Access Person must disclose to those persons with authority to make investment decisions for

Exhibit (p)(25)

the Advisory Client the full nature of the beneficial interest that the Access Person has in that security, any derivative security of that security or the security issuer, where the decision could create a material benefit to the Access Person or the appearance of impropriety. The person to whom the Access Person reports the interest, in consultation with the CCO, must determine whether or not the Access Person will be restricted in making investment decisions in respect of the subject security.

Reporting, Review and Record Keeping. All violations of the Code must be reported promptly to the CCO. The CCO shall periodically review Access Persons’ personal trading reports and take reasonable steps to monitor compliance with, and enforce, this Code of Ethics. The CCO shall maintain in SGS’ files (i) a current copy of the Code, (ii) records of violations and actions taken as a result of the violations, (iii) copies of all Access Persons’ written acknowledgement of receipt of the Code, (iv) copies of Access Persons’ initial and annual holdings information for all reportable securities and (v) records relating to Access Persons’ quarterly transactions involving reportable securities. SGS may rely on Access Persons’ duplicate statements for the purpose of maintaining and reviewing personal securities and transaction information.

Sanctions. If the CCO determines that an Access Person has committed a violation of the Code, the Company may impose sanctions and take other actions as it deems appropriate, including a letter of caution or warning, suspension of personal trading privileges, suspension or termination of employment, fine, civil referral to the SEC and, in certain cases, criminal referral. SGS may also require the offending Access Person to reverse the trades in question, forfeit any profit or absorb any loss derived there from; and such forfeiture shall be disposed of in a manner that shall be determined by SGS in its sole discretion. Failure to timely abide by directions to reverse a trade or forfeit profits may result in the imposition of additional sanctions.

Exceptions. Exceptions to the Code will rarely, if ever, be granted. However, the CCO may grant an occasional exception on a case-by-case basis when the proposed conduct involves negligible opportunities for abuse. All exceptions shall be solicited and issued in writing. No reports shall be required under this Code for (i) transactions effected pursuant to an automatic investment plan and (ii) securities held in accounts over which the Access Person has no direct control.

Compliance Certification. All Access Persons shall sign a certificate promptly upon becoming employed or otherwise associated with SGS that evidences his or her receipt of this Code of Ethics and submit to SGS a complete report of the Access Person’s securities holdings. All Access Persons shall hold all personal brokerage accounts at an approved firm and submit to the CCO, no later than 30 days after the close of each quarter, in the form proscribed by SGS for this purpose, a list of all personal transactions in Reportable Securities. Annually, all Access Persons will be required to certify compliance with SGS’ Code of Ethics and submit a complete report of annual securities holdings.